SHIMMER GOLD, INC.

1709 Hampton Drive, Coquitlam
British Columbia, Canada V3E 3C9

____________________________________________________________________________________

September 29, 2008                                                    Via EDGAR and facsimile (to (202) 772-9368)

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, D.C.
U.S.A., 20549
Mail Stop 7010

Attention:        Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:

Shimmer Gold, Inc.. (the "Company")
File No. 333-148313
Registration Statement on Amendment No. 1 to Form S-1 dated September 11, 2008 and filed September 15, 2008
Acceleration Request for Registration Statement

          Shimmer Gold, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "Commission") that the registration statement be permitted to become effective at 3:00 p.m., Washington, D.C. time, on Thursday, October 2, 2008, or as soon thereafter as is practicable. Please advise our counsel, Daniel Dex, of Lang Michener LLP, Lawyers - Patent & Trade Mark Agents; at phone direct: (604) 691-6839 or facsimile direct: (604) 693-7623; of any questions you may have respecting this request.

          In connection with our request for acceleration we confirm that:

(a)         we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)         should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)         the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Yours very truly,

SHIMMER GOLD, INC.

Per:       "Shawn Balaghi"

Shawn Balaghi, President, Chief Executive Officer, Principal Executive Officer, Secretary,
                           Treasurer and a director